Exhibit (a)(5)

Ctrip Announces Put Right Notification for

1.25% Convertible Senior Notes due 2022

Shanghai, August 14, 2019 — Ctrip.com International, Ltd. (Nasdaq: CTRP) (“Ctrip” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services, today announced that it is notifying holders of its 1.25% Convertible Senior Notes due 2022 (CUSIP No. 22943F AM2) (the “Notes”) that pursuant to the Indenture dated as of September 12, 2016 (the “Indenture”) relating to the Notes by and between the Company and The Bank of New York Mellon, as trustee and paying agent, each holder has the right, at the option of such holder, to require the Company to purchase all of such holder’s Notes or any portion of the principal thereof that is equal to US$1,000 principal amount (or an integral multiple thereof) for cash on September 15, 2019 (the “Put Right”). The Put Right expires at 5:00 p.m., New York City time, on Thursday, September 12, 2019.

As required by rules of the United States Securities and Exchange Commission (the “SEC”), the Company will file a Tender Offer Statement on Schedule TO today. In addition, documents specifying the terms, conditions and procedures for exercising the Put Right will be available through the Depository Trust Company and the paying agent, which is The Bank of New York Mellon. None of the Company, its board of directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Right.

The Put Right entitles each holder of the Notes to require the Company to repurchase all or a portion of such holder’s Notes in principal amounts equal to US$1,000 or integral multiples thereof. The repurchase price for such Notes will be equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, September 15, 2019, which is the date specified for repurchase in the Indenture (the “2019 Repurchase Date”), subject to the terms and conditions of the Indenture and the Notes. The 2019 Repurchase Date is an interest payment date under the terms of the Indenture and the Notes. Accordingly, on September 16, 2019, being the business day immediately following the interest payment date, the Company will pay accrued and unpaid interest on all of the Notes through September 14, 2019, to all holders who were holders of record on September 1, 2019, regardless of whether the Put Right is exercised with respect to such Notes. On the 2019 Repurchase Date, there will be no accrued and unpaid interest on the Notes. As of August 13, 2019, there was US$975,000,000 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase through exercise of the Put Right, the aggregate cash purchase price will be US$975,000,000.

The opportunity for holders of the Notes to exercise the Put Right commences today, August 14, 2019, and will terminate at 5:00 p.m., New York City time, on Thursday, September 12, 2019. In order to exercise the Put Right, a holder must follow the transmittal procedures set forth in the Company’s Put Right Notice to holders (the “Put Right Notice”), which is available through the Depository Trust Company and The Bank of New York Mellon. Holders may withdraw any previously tendered Notes pursuant to the terms of the Put Right at any time prior to 5:00 p.m., New York City time, on Thursday, September 12, 2019, which is the second business day immediately preceding the 2019 Repurchase Date, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell the Notes or any other securities of the Company. The offer to purchase the Notes will be only pursuant to, and the Notes may be tendered only in accordance with the Company’s Put Right Notice dated August 14, 2019 and related documents. Holders of Notes may request the Company’s Put Right Notice from the paying agent, The Bank of New York Mellon.

By Mail, Overnight Courier or Email:	By Facsimile (for Eligible Institutions only):
BNY Mellon ATTN: CT REORG 111 Sanders Creek Pkwy E. Syracuse, NY 13057 CT_Reorg_Unit_Inquiries@bnymellon.com	+1 (732) 667-9408 For Information or Confirmation by Telephone: +1 (315) 414-3317

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S SCHEDULE TO, PUT RIGHT NOTICE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CTRIP.COM INTERNATIONAL, LTD. AND THE PUT RIGHT.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, ir.ctrip.com.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel related services. It enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, internet websites, and toll-free, 24-hour customer service centers. The family of travel brands mainly includes: Ctrip, a leading provider of online travel and related services in China; Qunar, a leading online travel agency in China; Trip.com, an online travel agency for global consumers; and Skyscanner, a leading global travel search site. The Company has experienced significant growth since its inception in 1999 and become one of the largest travel service providers in the world.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: +86 (21) 3406-4880 × 12229

Email: iremail@ctrip.com